May 29, 2015

Mara L. Ransom
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated April 2, 2015, regarding
U.S. Geothermal Inc.
Registration Statement on Form S-3
Filed March 20, 2015
File No. 333-202907

Dear Ms. Ransom:

This letter responds to the staff’s comments set forth in the April 2, 2015 letter regarding the above-referenced Registration Statement on Form S-3. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Selling Stockholders, page 3

Staff Comment No. 1.

In accordance with Item 507 of Regulation S-K, please provide for each selling stockholder its, his or her relationship to the registrant within the last three years.

U.S. Geothermal Inc.’s Response:

As discussed, we will modify the selling shareholder table in the final prospectus to include the requested information.

Staff Comment No. 2.

Please identify all selling stockholders who are registered broker-dealers or affiliates of broker dealers. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the convertible promissory notes that are convertible into the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter. We may have additional comments upon review of your response.

Kerry D. Hawkley
May 29, 2015

U.S. Geothermal Inc.’s Response:

As discussed, we will modify the selling shareholder table in the final prospectus to include the requested information.

* * * * *

U.S. Geothermal Inc. hereby acknowledges that:

•	U.S. Geothermal Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	U.S. Geothermal Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (208) 424-1027 or Kimberley R. Anderson of Dorsey & Whitney LLP at (206) 903-8803.

Sincerely,

U.S. Geothermal Inc.

By:	/s/ Kerry D. Hawkley
Kerry D. Hawkley
Secretary and Chief Financial
Officer

cc:	Kimberley R. Anderson, Dorsey & Whitney LLP